                                                                      EXHIBIT 99

      RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      TLC Vision Corporation (the "Company") prepares its consolidated financial statements in accordance with United States (U.S.) Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from Canadian GAAP. This reconciliation between Canadian and U.S. GAAP should be read in conjunction with the consolidated interim financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005 and 2004 and related management's discussion and analysis prepared in accordance with U.S. GAAP and filed with the Securities Exchange Commission and the Ontario Securities Commission.

      a)    Reconciliation from U.S. GAAP to Canadian GAAP

            Following is a reconciliation of net income from U.S. GAAP to Canadian GAAP:

                                                              THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------   -------------------------
                                                                2005                2004      2005             2004
                                                              ---------         ---------   ---------       ---------
Net income per U.S. GAAP....................................  $   5,511         $   6,239   $  15,117       $  14,291
Amortization of Practice Management Agreements (1)..........       (378)             (378)       (756)           (756)
Depreciation of fixed assets (2)............................        (70)              (70)       (140)           (140)
Interest income on note receivable related to the
   sale-leaseback of building (3)...........................         19                19          39              39
Variable accounting for stock options (4)...................          6                15           6             334
Fair value accounting for stock options (4).................     (1,361)             (278)     (2,368)           (554)
                                                              ---------         ---------   ---------       ---------

Net income per Canadian GAAP................................  $   3,727         $   5,547   $  11,898       $  13,214
                                                              =========         =========   =========       =========

Earnings per share for Canadian GAAP - basic................  $    0.05         $    0.08   $    0.17       $    0.20
                                                              =========         =========   =========       =========

Earnings per share for Canadian GAAP - diluted..............  $    0.05         $    0.08   $    0.17       $    0.19
                                                              =========         =========   =========       =========

            The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

                                                                      JUNE 30,      DECEMBER 31,
                                                                        2005            2004
                                                                      --------      ------------
Investments and Other Assets
Balance per U.S. GAAP .............................................   $ 12,197      $     10,482
Note receivable related to the sale-leaseback of building (2) .....        913               913
                                                                      --------      ------------

Balance per Canadian GAAP .........................................   $ 13,110      $     11,395
                                                                      ========      ============
Intangibles, Net
Balance per U.S. GAAP .............................................   $ 17,758      $     18,140
Difference in impairment write-off of intangibles (1) .............      6,334             6,334
Amortization of Practice Management Agreements (1) ................     (4,662)           (3,906)
                                                                      --------      ------------

Balance per Canadian GAAP .........................................   $ 19,430      $     20,568
                                                                      ========      ============

Fixed Assets, Net
Balance per U.S. GAAP .............................................   $ 46,184      $     46,199
Adjustment for the sale-leaseback of building (2) .................       (829)             (829)
Depreciation of fixed assets (2) ..................................     (1,118)             (978)
                                                                      --------      ------------

Balance per Canadian GAAP .........................................   $ 44,237      $     44,392
                                                                      ========      ============

                                                                              JUNE 30,      DECEMBER 31,
                                                                               2005            2004
                                                                             ---------      ------------
Long-Term Debt, Less Current Maturities
Balance per U.S. GAAP .................................................      $  10,995      $      9,991
Adjustment for note payable related to the sale-leaseback
   of building (2) ....................................................            850               850
Cumulative interest payments received on note receivable
   related to the sale-leaseback of building (3) ......................           (231)             (224)
                                                                             ---------      ------------

Balance per Canadian GAAP .............................................      $  11,614      $     10,617
                                                                             =========      ============

Contributed Surplus
Balance per U.S. GAAP .................................................      $       -      $          -
Adjustment for change in accounting policy related to the
   fair value accounting of stock options (4) .........................         13,607            13,607
Adjustment for fair value accounting of stock options (4) .............          3,613             1,245
                                                                             ---------      ------------

Balance per Canadian GAAP .............................................      $  17,220      $     14,852
                                                                             =========      ============

Option and Warrant Equity
Balance per U.S. GAAP .................................................      $   2,080      $      2,872
Adjustment to compensation expense for warrants and stock
   options (4) ........................................................           (336)             (330)
                                                                             ---------      ------------

Balance per Canadian GAAP .............................................      $   1,744      $      2,542
                                                                             =========      ============

Accumulated Deficit
Balance per U.S. GAAP .................................................      $(235,927)     $   (251,044)
Adjustment to the value of intangible Practice Management
   Agreements (1) .....................................................          1,672             2,428
Adjustment for the sale-leaseback of building (2) .....................         (1,947)           (1,807)
Interest on note receivable related to the sale-leaseback
   of building (3) ....................................................            283               244
Adjustment to compensation expense for warrants and stock
   options (4) ........................................................         (3,277)             (915)
Adjustment for change in accounting policy related to the
   fair value of stock options (4) ....................................        (13,607)          (13,607)
                                                                             ---------      ------------

Balance per Canadian GAAP .............................................      $(252,803)     $   (264,701)
                                                                             =========      ============

(1) During the year ended May 31, 2002, the Company reviewed its Practice Management Agreements ("PMA's") for impairment based on budgets prepared for future periods. The refractive industry had experienced reduced procedure volumes over the prior two years as a result of increased competition, customer confusion and a weakening North American economy. This reduction in procedures had occurred at practices the Company had purchased, and as a result revenues were lower than anticipated when initial purchase prices and resulting intangible values were determined.

      For U.S. GAAP purposes, the Company accounts for its intangible assets subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the impairment analysis first consider undiscounted cash flows in determining if an impairment exists. If an impairment is evident, a second calculation using a discounted cash flow method is utilized to determine the actual amount of the impairment. For U.S. GAAP purposes, the Company recorded an impairment charge of $31.0 million for the year ended May 31, 2002 related to its PMA's.

      For Canadian GAAP purposes, the Company measured the initial impairment charge in accordance with the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3060, "Capital Assets", the Canadian GAAP rules in existence during the year ended May 31, 2002 ("CICA 3060"). CICA 3060 required an impairment charge to be recognized when the expected future undiscounted cash flows exceeds the carrying value of such assets.

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

      As at May 31, 2002, this resulted in a $6.3 million difference in the write-down of the PMA's between U.S. and Canadian GAAP ($24.7 million). This difference in the initial measurement of the impairment further resulted in a difference to the amortization expense in subsequent periods, resulting in an additional $4.7 million of amortization expense for Canadian GAAP compared to U.S. GAAP.

      During 2003, the CICA issued CICA 3061, Property, Plant and Equipment which is consistent with U.S. GAAP, however retroactive adoption of this change was not required.

(2) During the year ended May 31, 2002, the Company completed a sale-leaseback transaction. Total consideration received for the sale of the building and related land was $6.4 million, which was comprised of $5.4 million in cash and a $1.0 million 8.0% note receivable ("Note"). The Note has a seven-year term with the first of four annual payments of $63,000 starting on the third anniversary of the sale and a final payment of $0.7 million due on the seventh anniversary of the sale.

      For U.S. GAAP purposes, this transaction was accounted for in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is considered to be minor and the only recourse to any future amounts owing from the other party is the leased asset. A sublease is considered to be minor when the present value of the sublease rent is less than 10% of the total fair market value. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability and for the Note to not be recognized. In addition, since the sale recognition is not accounted for, the carrying value of the asset is not adjusted for and the asset continues to be depreciated over the original depreciation period of 40 years. Lease payments, exclusive of an interest portion, decrease the liability while payments received on the
      Note increase the liability.

      For Canadian GAAP purposes, the sales-leaseback transaction was accounted for in accordance with Emerging Issues Committee No. 25, "Accounting for Sales with Leasebacks", which resulted in the Company recognizing a loss on the sale with a corresponding lease asset and lease obligation. The terms of the lease are considered capital in nature and accordingly the land and building are reflected as assets under capital lease with the discounted value of the lease payments recorded as an obligation under capital lease. The fair value of the assets under capital lease was less than its previous carrying value and accordingly a write down of approximately $0.8 million was reflected in the consolidated statement of operations for the year ended May 31, 2002.

      For U.S. GAAP purposes, depreciation expense reflects the higher net book value of the building depreciated over a 40-year expected life. For Canadian GAAP purposes, the building is depreciated over the 15-year life of the lease and the Note ($0.9 million as of June 30, 2005) is included in investments and other assets.

      As of June 30, 2005, as a result of the difference in the initial accounting treatment of the sale-leaseback transaction and subsequent differences in depreciation expense recorded, the net book value of the building is $1.9 million higher for U.S. GAAP. Investments and other assets is $0.9 million higher and notes payable is $0.7 million higher (of which $0.6 million is classified as long-term) for Canadian GAAP. For the three and six months ended June 30, 2005 and 2004, depreciation expense is higher for Canadian GAAP by $70,000 and $140,000, respectively.

(3) For each of the three months ended June 30, 2005 and 2004, the Company reported $19,000 of interest income related to the Note on the sale-leaseback of the building as described above.

      For each of the six months ended June 30, 2005 and 2004, the Company reported $39,000 of interest income related to the Note on the sale-leaseback of the building as described above.

      As of June 30, 2005, $52,000 of interest income was not yet received, and the associated interest receivable was included in prepaids and other current assets for Canadian GAAP purposes. In the above U.S. GAAP to Canadian GAAP reconciliation, cumulative interest payments received of $231,000 are recorded as reductions to long-term debt in order to adjust the U.S. GAAP treatment of the payments, which increases the debt upon their receipt.

(4) For U.S. GAAP purposes, the Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its stock option plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

      For Canadian GAAP purposes, the Company accounts for its stock options in accordance with the provisions of CICA Section 3870, Stock-Based Compensation and Other Stock-Based Payments, ("CICA 3870").

      CICA 3870, issued in December 2001, established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

      Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to accumulated deficit of $13.6 million which represents the sum of the previously disclosed pro forma fair value adjustments with a corresponding increase to contributed surplus.

      For the three months ended June 30, 2005 and 2004, the Company recorded stock-based compensation expenses of $1,361,000 (of which $591,000 relates to OccuLogix, Inc. stock options) and $278,000, respectively. For the six months ended June 30, 2005 and 2004, the Company recorded stock-based compensation expenses of $2,368,000 (of which $818,000 relates to OccuLogix, Inc. stock options) and $554,000, respectively, which are included in general and administrative expenses. The fair value of the options granted by the Company was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                        JUNE 30,   JUNE 30,
                                          2005       2004
                                        --------   ---------
Risk free interest rate                   3.21%      2.35%

Volatility factors                        0.75       0.75
Weighted average expected option life      2.5        2.5
Dividend rate                                0%         0%

      The Company granted 45,000 and 30,500 stock options during the six months ended June 30, 2005 and 2004, respectively.

      OccuLogix, Inc. granted 1.5 million options during the six months ended June 30, 2005. The fair value of the options granted by OccuLogix, Inc. during the six months ended June 30, 2005 was estimated at the date of grant using the Black-Scholes option pricing model.

      During the year ended May 31, 2002, the Company allowed the holders of outstanding TLC Vision Corporation stock options with an exercise price greater than $8.688 (C$13.69) to elect to reduce the exercise price of their options to $8.688 (C$13.69), in some cases by surrendering existing options for a greater number of shares than the number of shares issuable on exercise of each repriced option. For U.S. GAAP purposes, such modification which results in a change in the exercise price of the underlying stock options is subject to APB 25's variable method of accounting for stock options. Variable accounting requires that differences between the price of the Company's common shares at the end of each reporting period and the modified exercise price be charged to income as compensation expense over the remaining vesting period of the outstanding options. For the three and six months ended June 30, 2004, the Company recognized additional stock compensation expense of $15,000 and $334,000, respectively, related to the modified stock options.

      During the six months ended June 30, 2005, OccuLogix, Inc. granted options that have vesting periods contingent upon the date at which OccuLogix, Inc. receives FDA approval for its RHEO(TM) System. These options are subject to APB 25's variable method of accounting for stock options. During the six months ended June 30, 2005, OccuLogix, Inc. recorded $12,000 of variable compensation expense related to these options (of which the Company recognized $6,000 after minority interests).

      CICA 3870 does not require the application of variable method of accounting for stock options.

b)    Management's Discussion and Analysis - Canadian Supplement

      Management's Discussion and Analysis - Canadian Supplement ("Canadian Supplement") in this document is based on consolidated financial statements of TLC Vision Corporation prepared in accordance with U.S. GAAP. The Canadian Supplement has been prepared by management to provide an analysis of the impact of material differences that differ from U.S. GAAP on net income and trending analysis of the consolidated statements of operations and cash flows.

      THREE MONTHS ENDED JUNE 30, 2005, COMPARED TO THREE MONTHS ENDED JUNE 30, 2004

      Net income for the three months ended June 30, 2005 was $3.7 million or $0.05 per share compared to income of $5.5 million or $0.08 per share for the three months ended June 30, 2004.

      Amortization expenses were $1.4 million for each of the three months ended June 30, 2005 and 2004.

      Net cash provided by operating activities was $7.0 million for the three months ended June 30, 2005. The cash flows provided by operating activities during the three months ended June 30, 2005 were primarily due to net income of $3.7 million plus non-cash items including depreciation and amortization of $4.4 million, compensation expense of $1.5 million and minority interest expense of $1.1 million, offset by an increase in net operating assets of $2.9 million and earnings from equity investments of $0.7 million. The increase in net operating assets consisted of a $1.0 million increase in prepaid expenses and a $3.2 million decrease in accounts payable and accrued liabilities offset by a $1.3 million decrease in accounts receivable.

      SIX MONTHS ENDED JUNE 30, 2005, COMPARED TO SIX MONTHS ENDED JUNE 30, 2004

      Net income for the six months ended June 30, 2005 was $11.9 million or $0.17 per share compared to income of $13.2 million or $0.19 per share for the six months ended June 30, 2004.

      Amortization expenses were $2.8 million for each of the six months ended June 30, 2005 and 2004.

      Net cash provided by operating activities was $12.8 million for the six months ended June 30, 2005. The cash flows provided by operating activities during the six months ended June 30, 2005 were primarily due to net income of $11.9 million plus non-cash items including depreciation and amortization of $8.9 million, minority interest expense of $1.8 million and compensation expense of $2.6 million. These increases were offset by an increase in net operating assets of $10.4 million, a gain on the sale of Aspen of $0.3 million, a $0.3 million reimbursement from a previous research and development investment and earnings from equity investments of $1.3 million. The increase in net operating assets primarily consisted of a $2.2 million increase in accounts receivable, a $4.9 million decrease in accounts payable and accrued liabilities and a $3.3 million increase in prepaid expenses.